INTERNATIONAL GAME TECHNOLOGY

9295 Prototype Drive

Reno, Nevada 89521

March 29, 2006

VIA EDGAR AND FACSIMILE (202) 772-9368

Craig Slivka, Esq.

Staff Attorney

Securities and Exchange Commission

Mail Stop 7010

100 F. Street, N.E.

Washington, DC 20549

Re:                             Request for Effectiveness of Application for Qualification of Indenture on
Form T-3 (File No. 22-28804)

Dear Mr. Slivka:

In accordance with Section 307 of the Trust Indenture Act and the rules promulgated thereunder, the undersigned registrant hereby requests that the effective date for the Application for Qualification of Indenture on Form T-3 referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on Thursday, March 30, 2006, or as soon thereafter as is practicable.

We acknowledge that:

(a)                                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)                                 The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)                                  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

INTERNATIONAL GAME TECHNOLOGY

By:	/s/ Maureen T. Mullarkey
Maureen T. Mullarkey
Executive Vice President,
Chief Financial Officer and Treasurer